Via Facsimile and U.S. Mail
Mail Stop 6010

December 18, 2006

Mr. Scott Tarriff
President and Chief Executive Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677

> **Re: Par Pharmaceutical Companies, Inc.**
> **Item 4.02(a) Form 8-K**
> **Filed December 14, 2006**
> **File No. 001-10827**

Dear Mr. Tarriff:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a)

1. Please amend your filing and include a statement of whether the Audit Committee of the Board of Directors discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to Item 4.02(a).

Please respond to this comment within five business days or tell us when you will respond. Please furnish a letter that responds to our comment by providing the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3665.

Sincerely,

J. Todd Sherman
Staff Accountant